June 20, 2007
Mr. Donald A. Walker, Jr.
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street Northeast
Washington, D.C. 20549
Dear Mr. Walker:
In our letter dated June 1, 2007 in response to the staff’s letter dated April 10, 2007, we mentioned a potential new accounting matter that we identified related to fair value hedging by our ResCap subsidiary of loans held for sale, which we undertook to evaluate and upon conclusion to update the SEC staff. While GMAC and ResCap management have not finalized our evaluation of the appropriate accounting for this matter (which relates to our judgment of whether or not the hedge documentation is sufficiently comprehensive to support our hedge accounting), we have determined the impact of these matters is not material to GMAC’s or ResCap’s financial statements. In fact, ResCap’s entire program of fair value hedges of loans held for sale has been so inconsequential, having impacted our previously reported 2004, 2005 and 2006 annual net income amounts by approximately $4 million, $0.1 million and $6 million, respectively, on GMAC net income of $2,125 million, $2,282 million and $2,894 million, that ResCap and we have determined to discontinue the application of hedge accounting to loans held for sale effective Q2 2007. We have also evaluated the impact of this program on our quarterly financial statements and determined that the impacts were also immaterial and no larger than $4 million to any of our previously reported 2005, 2006 and 2007 quarterly net income amounts. The aforementioned materiality analyses of annual and quarterly effects was conducted under the guidance of SAB 99 and SAB 108, included all matters addressed by those Staff Accounting Bulletins and concluded that, even if the historical accounting was deemed to be inappropriate, no restatement of historical financial statements would be required as these amounts individually and in aggregation with all other unrecorded and out-of-period adjustments are clearly immaterial to GMAC’s and ResCap’s historical financial statements taken as a whole, both quantitatively and qualitatively. Both GMAC’s and ResCap’s independent public accounting firms have reviewed and concur with their respective client’s materiality assessments. In addition, the chairmen of both GMAC’s and ResCap’s audit committees support the treatment recommended by management.
We wish to supplementally inform the staff, we are considering electing the fair value option for these assets in connection with our adoption of SFAS 159 next year.

United States Securities and Exchange Commission
Mr. Donald Walker
June 20, 2007

In the event you desire any further information or clarification of this matter, please feel free to contact us. I can be reached at (313) 665-0370 or you may contact Linda Zukauckas, GMAC’s Controller and Principal Accounting Officer, at (313) 665-4327.
Sincerely,
Sanjiv Khattri
Chief Financial Officer

cc:	Amit Pande
  Assistant Chief Accountant, United States Securities and Exchange Commission
Dave Irving
  Staff Accountant, United States Securities and Exchange Commission
T.K. Duggan
  Chairman, GMAC LLC Audit Committee
Tom Jacob
  Chairman, Residential Capital LLC Audit Committee
Eric Feldstein
  Chief Executive Officer, GMAC LLC
Linda Zukauckas
  Controller and Principal Accounting Officer, GMAC LLC
Jim Young
Chief Accounting Officer, Residential Capital, LLC